

October 12, 2017

James Martin
Chief Financial Officer
Cocrystal Pharma, Inc.
1860 Montreal Road
Tucker, GA 30084

      Re: Cocrystal Pharma, Inc.
          Information Statement on Schedule 14C
          Filed October 4, 2017
          File No. 000-55158

Dear Mr. Martin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Michael D. Harris, Esq. - Nason, Yeager, Gerson, White & Lioce, P.A.